Mail Stop 6010

April 30, 2008

Max G. Caviet
President and Chief Executive Officer
Maiden Holdings, Ltd.
48 Par-la-Ville Road, Suite 1141
Hamilton HM 11
Bermuda

Re: Maiden Holdings
Amendment No. 3 to the Registration Statement on Form S-1
File No. 333-146137
Filed on April 24, 2008

Dear Mr. Caviet:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 3 to the Form S-1
Cover Page

1. We note your response to comment 1 and our comment is reissued in part. Since you made your application with NASDAQ only recently on April 24, 2008, we believe it is too preliminary to believe that your listing application with NASDAQ will be approved. In that regard, please revise your cover to page to state that the selling shareholders will sell at a price of $x.xx (or a range) per share until a market for your shares develops and thereafter at prevailing prices or privately negotiated prices.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Keira Ino at (202) 551-3659 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621, Suzanne Hayes, Legal Branch Chief at (202) 551-3675 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Matthew M. Ricciardi, Esq.
        Dewey & LeBoeuf LLP
        125 West 55th Street
        New York, NY 10019